VIA EDGAR

September 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Isabel Rivera

Dorrie Yale

Ameen Hamady

Jennifer Monick

Re:	Hall Chadwick Acquisition Corp

Registration Statement on Form S-1

Amendment No. 2 to Registration Statement on Form S-1

Filed September 5, 2025

File No. 333-289333

Ladies and Gentlemen:

Hall Chadwick Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 23, 2025 relating to the Amendment No. 2 to Registration Statement on Form S-1, filed by the Company with the Commission on September 5, 2025 (the “Amendment No. 2 to Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Amendment No. 3 to Registration Statement. This letter will be filed concurrently with the filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Amendment No. 2 to Registration Statement on Form S-1 Submitted September 5, 2025

Sponsor Information, page 13

1. We note your revision to Exhibit 10.1 in response to prior comment 5 and we re-issue the comment in part. Please revise your transfer restriction table to identify each of the individuals subject to the restrictions on the private placement units. Refer to Item 1603(a)(9) of Regulation S-K. In addition, we note your disclosure here that Mr. Bono controls the management of your sponsor, including the exercise of voting and investment discretion, but that Mr. Dominish and your advisory team members serve as directors of your sponsor. We also note your revised disclosure on page 160 stating that Mr. Bono and Mr. Dominish control the management of your sponsor. Please revise to reconcile your disclosures and to clarify the individuals who control your sponsor and its decisions.

Response: In response to the Staff’s comment, the Company has amended the transfer restriction table on pages 17 and 122 of Amendment No. 3 to identify each of the individuals subject to the restrictions on the private placement units, as required by Item 1603(a)(9) of Regulation S-K. In addition, the Company has revised its disclosure on page 13 of Amendment No. 3 to clarify the individuals who control the Sponsor and to reconcile prior references. Specifically, the revised disclosure provides: “Alex Bono, our Chief Executive Officer, and Aaron Dominish, our Chief Financial Officer, each serve as directors of our sponsor and, together, control the management of our sponsor, including the exercise of voting and investment discretion with respect to the securities of our company held by our sponsor.” This revision reconciles the Company’s prior references and clearly identifies the individuals who control the Sponsor and its decision-making.

Risk Factors

We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory . . ., page 72

2. We note your response that you have revised the pertinent risk factor on page 71 to clarify that your sponsor is controlled by non-U.S. persons, but we do not see the revised disclosure in this risk factor. Please state here that your sponsor is controlled by non-U.S. persons.

Response: In response to the Staff’s comment, the Company has amended its disclosure accordingly on page 72 in Amendment No. 3.

Dilution, page 100

3. We note your response to our prior comment 13 and continue to note multiple errors in your dilution disclosure. For example, we note the following:

●	The number of shares included in your denominator calculations under all scenarios (both with and without exercise of the over-allotment option) do not appear to total based on the amounts included in the detail;

●	It appears the amount of net proceeds from the offering and sale of the private placement shares of $182 million and $209 million without exercise and with exercise of the over-allotment option, respectively, do not include the impact of the $642,361 of offering expenses;

●	It is unclear how the Company determined the amounts paid for redemption of $175 million and $202 million in the 100% maximum redemption scenario under the no exercise of the over-allotment scenario and with exercise of the overallotment scenario, respectively. In that regard, we would expect such amounts to be $180 million and $207 million, respectively; and

●	The amounts reflected in your pro forma net tangible book value per share after the offering for all scenarios as reflected on page 100 continue to not be supported by the numerator and denominator calculations disclosed on page 101.

The bullets are not intended to be an exhaustive list. Please revise your dilution disclosures for accuracy or advise.

Response: In response to the Staff’s comment, the Company has revised its dilution disclosures accordingly on pages 100, 101, and 102 in Amendment No. 3. Itemized responses to the Staff’s sub-points are provided below:

a.	Denominator calculations corrected. The shareholding reflected in the table is calculated as follows:

Particulars	# of shares without OA	# of shares with OA
Ordinary shares offered in IPO	18,000,000	20,700,000
Private placement units	380,000	407,000
Underwriter private placement units	180,000	207,000

b.	Offering expenses included. The offering expenses of $642,361 are now reflected in the net proceeds’ calculation.

c.	Redemption amounts revised. The table has been amended on the basis that 100% or $180 million and $207 million in case of over-allotment are redeemed, respectively.

d.	Summary table updated. The summary table has been amended to reflect the above corrections and revised for alignment between pages 100 and 101.

Capitalization, page 102

4. We note your responses to our prior comments 16 and 17 and updated disclosures. Please address the following:

●	It is unclear from your disclosures how the Company determined the approximately $180 million reflected in the As Adjusted Additional paid-in capital line is appropriate given that it appears the amount predominantly relates to the public units sold as part of this offering which contain redemption rights and consistent with your notation on page 102 would be subject to the guidance under ASC 480-10-S99-3A and classified within temporary equity. Please advise or revise.

●	We note that the number of shares listed as subject to possible redemption include the 560,000 shares issued as part of the private placement units which are not redeemable. Please revise your disclosures or advise.

●	We note you have listed 7,883,293 Class B shares as outstanding on an actual and as adjusted basis. Please tell us how you determined it was unnecessary to reduce the share amount on an as adjusted basis by the 1,018,654 Class B shares subject to forfeiture, or revise.

Response: In response to the Staff’s comment, the Company has revised its capitalization disclosures accordingly on page 103 in Amendment No. 3. Itemized responses to the Staff’s sub-points are provided below:

a.	The table now reflects two separate lines for Class A shares:

i.	18 million public shares subject to redemption rights.

ii.	560,000 private placement units not subject to redemption rights.

b.	The Class B shares have been revised as follows:

i.	Actual: reflects the full allotment of 7,883,293 Class B shares in the event the OA is not exercised, valued at $0.0001 per share.

ii.	Adjusted: reflects forfeiture of 1,018,654 Class B shares in the event the OA is exercised, leaving 6,864,639 shares outstanding, valued at $0.0001 per share.

c.	In preparing the capitalization table, the Company calculated the accumulated deficit as the sum of the deferred underwriting commission liability and the over-allotment liability. Total shareholders’ equity has been derived as the subtotal of all amounts other than the over-allotment liability, and total capitalization reflects the aggregate of all line items presented.

Management, page 147

5. We note your revised disclosure in response to prior comment 18. With respect to Mr. Bono, please also revise to include the principal business of each entity identified. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 112, and 148 of Amendment No. 3 to include the principal business of each entity identified with Mr. Bono.

6. Please clarify whether the three independent directors listed in your prospectus are director nominees or currently acting as directors prior to effectiveness. In this regard, we note the August 25, 2025 consents to be named as nominees for Craig Ransley, Gregory Woszczalski, and Christopher Dirckze. If applicable, please also revise the signature page to reflect signatures of a majority of your current board of directors.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 3 on pages 5, 6, 113, 114, 149, and 150 to clarify that Craig Ransley, Gregory Woszczalski, and Christopher Dirckze are each director nominees.

Statement of Profit and Loss, page F-4

7. We note your response to our prior comment 20 and that you continue to include the 1,018,654 ordinary shares that are subject to forfeiture within your weighted average shares outstanding amount for purposes of calculating earnings per share. Please tell us how your inclusion of these shares is consistent with ASC 260-10-45-13.

Response: In response to the Staff’s comment, the Company has revised the Statement of Profit and Loss in Amendment No. 3 to exclude the 1,018,654 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full by the underwriters.

*       *       *

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Andrew Tucker at atucker@duanemorris.com or by telephone at (202) 776-5248.

Sincerely,

/s/ Aaron Dominish
Aaron Dominish, Chief Financial Officer

cc:	Duane Morris LLP

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